Exhibit 12.1

Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

Statement of Computation of Ratios (pro forma)

(in thousands, except ratios)

	Digital Realty Trust, Inc.		Digital Realty Trust, L.P.
	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2017	2016
Income from continuing operations before noncontrolling interests	$71,720	$348,444	$71,720	$348,444
Interest expense	64,936	283,522	64,936	283,522
Interest within rental expense (1)	7,280	28,131	7,280	28,131
Noncontrolling interests in consolidated joint ventures	(121)	(367)	(121)	(367)

Earnings available to cover fixed charges	$143,815	$659,730	$143,815	$659,730
Fixed charges:
Interest expense	$64,936	$283,522	$64,936	$283,522
Interest within rental expense (1)	7,280	28,131	7,280	28,131
Capitalized interest	4,614	16,324	4,614	16,324

Total fixed charges	76,830	327,977	76,830	327,977
Preferred stock dividends/distributions	20,726	104,510	20,726	104,510

Fixed charges and preferred stock dividends/distributions	$97,556	$432,487	$97,556	$432,487

Ratio of earnings to fixed charges	1.87	2.01	1.87	2.01

Ratio of earnings to fixed charges and preferred stock dividends/distributions	1.47	1.53	1.47	1.53

(1)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).